

Al Dampier, Jr. DPH · 3rd

"TALENT IS THE DIFFERENCE!" Talent Acquisition, Talent Assessment, Startup Advisor, Board Member, Hogan Certified, Author, 3x co-founder

Austin, Texas · 500+ connections · **Contact info**

Univoice App

Samford University

Featured



http://www.chinapharmard.com/agenda.php

Leading 2 workshops on "Innovation" at the China Pharmaceutical R&D Summit...

Nashville Business Journal

prnewswire.com

Veteran Executives Launch Life Sciences Consulting Practice

Disti...
Rein...

"9th
Rein...

Experience

Board Member

Univoice App

Jan 2019 – Present · 1 yr 7 mos

Austin, Texas Area

Managing Partner

Dampier Consulting Group

Dec 2011 – Present · 8 yrs 8 mos

Austin, Texas Area

Improving your business through a Strategic Framework for Growth and targeted management consulting . Fortune 100, start up and turnaround experience.

* Fractional CXO CBD, Hemp Oil company
* Fractional COO Specialty Pharmacy

...see mor



City
Paper200908240928...

Co-Founder



RxGenomix

Jan 2014 – Present · 6 yrs 7 mos

Greater Nashville Area, TN

Early stage healthcare, life sciences and technology company focused on improved patient outcomes through pharmacogenomics

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Managing Member

The Start Center, LLC

Apr 2015 – Nov 2017 · 2 yrs 8 mos

Greater Nashville Area, TN

Speer-headed a turnaround and deep dive in compliance with an outpatient healthcare facility for success in treating patients in recovery or suffering from addiction. Acquired the organization and created a process of complete overhaul of all systems including hiring and managing 5 physicians. Opiate addiction is a national problem that touches families ...see mor

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Chief Strategy, Revenue Officer (CSRO)

AgilitX

Jun 2014 – Apr 2015 · 11 mos

Greater Atlanta Area

Worked closely with the CEO and President to develop a life sciences strategy for Artificial Intelligence and near real time data using multiple data sources. Successfully launched pilots in biotech organizations targeting integrated disease networks in Boston and Minneapolis.

...see mor

Show 4 more experiences ⌄

Education



Samford University
Bachelor of Pharmacy - BPharm, pharmacy
1978 – 1980
Activities and Societies: Drug Abuse Committee Chair, APHA; Public Service Achievement Award

Licensed Pharmacist in the State of Alabama and Tennessee



Auburn University
Medicinal and Pharmaceutical Chemistry
1975 – 1977

Roamed the streets of Auburn through Middle School. It was fun to return in college.

Licenses & Certifications



Pharmacogenomics
University of Florida
Issued Aug 2016 · Expires Dec 2026

Hogan Executive Coaching for Individuals and Teams
Hogan Executive Coach for Individuals and Teams

Volunteer Experience



Board Member
YMCA
Jan 2008 – Dec 2012 • 5 yrs
Health

the people at the Y are so motivated to assist others in paths to better health.



Nominated Man of the Year
The Leukemia & Lymphoma Society
Jan 2004 – Dec 2010 • 7 yrs

Health

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Public Service
Samford University
Health

Public Service Achievement Award and recognition for work in Opioid, Drug and Marijuana
Abuse Awareness





